Filed by Oaktree Strategic Income II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income II, Inc.

Commission File No. 814-01281

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2022

Oaktree Strategic Income II, Inc.

(Exact name of registrant as specified in its charter)

Delaware	814-01281	83-0566439
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA		90071
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (213) 830-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☒

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on September 14, 2022, Oaktree Strategic Income II, Inc., a Delaware corporation (“OSI2”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Oaktree Specialty Lending Corporation, a Delaware corporation (“OCSL”), Project Superior Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of OCSL (“Merger Sub”), and, solely for the limited purposes set forth therein, Oaktree Fund Advisors, LLC, a Delaware limited liability company and investment adviser to each of OSI2 and OCSL. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into OSI2, with OSI2 continuing as the surviving company and as a wholly-owned subsidiary of OCSL (the “Merger”) and, immediately following the Merger, OSI2 will merge with and into OCSL, with OCSL continuing as the surviving company (together with the Merger, the “Mergers”).

Select Financial Information as of September 30, 2022

OSI2 is furnishing with this Current Report on Form 8-K select financial information of OSI2 as of September 30, 2022 to be used by OCSL in connection with OCSL’s conference call on November 15, 2022 to discuss its financial results for the fiscal quarter and year ended September 30, 2022. Such select financial information is furnished herewith as Exhibit 99.1.

This select financial information is subject to the completion of OSI2’s financial closing procedures and is not a comprehensive statement of OSI2’s financial position, results of operations or cash flows for the year ended September 30, 2022. Final results may differ materially as a result of the completion of OSI2’s financial closing procedures, as well as any subsequent events, including the discovery of information affecting fair values of OSI2’s portfolio investments as of September 30, 2022, arising between the date hereof and the completion of OSI2’s financial statements and the filing of OSI2’s annual report on Form 10-K for the year then ended.

The select financial information provided in Exhibit 99.1 has been prepared by, and is the responsibility of OSI2 management. Ernst & Young LLP, OSI2’s independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the accompanying select financial information. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Investor Question and Answer Sheet

OSI2 is furnishing with this Current Report on Form 8-K an investor question and answer sheet regarding the Mergers (the “Investor Q&A Sheet”), which OSI2 has prepared to facilitate discussions with OSI2 stockholders and their financial advisors concerning the Mergers. The Investor Q&A Sheet is furnished herewith as Exhibit 99.2.

The information disclosed under this Item 7.01, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by OSI2 for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they relate to future events, future performance or financial condition or the Mergers. The forward-looking statements may include statements as to: future operating results of OSI2 and OCSL and distribution projections; business prospects of OSI2 and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI2 and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report on Form 8-K involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the

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anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI2 and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI2 and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI2’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI2’s and OCSL’s publicly disseminated documents and filings. OSI2 and OCSL have based the forward-looking statements included in this Current Report on Form 8-K on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OSI2 and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OSI2 and OCSL in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a preliminary joint proxy statement of OCSL and OSI2 (the “Preliminary Joint Proxy Statement”) and a preliminary prospectus of OCSL, and OSI2 and OCSL plan to file with the SEC a definitive joint proxy statement (the “Joint Proxy Statement”) and mail to their respective stockholders the Joint Proxy Statement and the final prospectus of OCSL. The Joint Proxy Statement will contain, and the Registration Statement contains, important information about OSI2, OCSL, the Mergers and related matters. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF OSI2 AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGERS AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI2 is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

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No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree Fund Advisors, LLC or any of its affiliates.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

99.1	Select Financial Information of OSI2 as of September 30, 2022.

99.2	Q&A for Oaktree Strategic Income II, Inc. Stockholders Regarding the Proposed Merger With Oaktree Specialty Lending Corporation, dated November 2022.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE STRATEGIC INCOME II, INC.

Date: November 15, 2022	By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: General Counsel and Secretary

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Exhibit 99.1

Select Financial Information of Oaktree Strategic Income II, Inc. (“OSI2”)

(Total NAV and shares in millions)[1]	OSI2
Total NAV	$322

Shares Outstanding	17.4

NAV Per Share	$18.50

[1]

Based on net asset values as of September 30, 2022. Net asset values do not include the impact of expenses related to the proposed two-step merger of OSI2 with and into Oaktree Specialty Lending Corporation or any tax-related distributions.

(At fair value, $ in thousands)	OSI2
Portfolio:
Investments at Fair Value	$559,313
Top 10 Investments (%)	23.8%
Number of Portfolio Companies	115
First Lien (%)	85%
Second Lien (%)	13%
Unsecured (%)	0%
Equity (%)	2%
Joint Venture Interests (%)	—
Non-Accruals at Cost	—
Balance Sheet:
Total Assets	$597,639
Cash and Cash Equivalents	$15,611
Total Debt Outstanding[1]	$257,000
Net Assets	$321,923
Total Debt to Equity Ratio	0.80x
Net Debt to Equity Ratio	0.75x
Unsecured Borrowings[1] (%)	—

As of September 30, 2022

1	Net of unamortized financing costs.

This select financial information is subject to the completion of OSI2’s financial closing procedures and is not a comprehensive statement of OSI2’s financial position, results of operations or cash flows for the year ended September 30, 2022. Final results may differ materially as a result of the completion of OSI2’s financial closing procedures, as well as any subsequent events, including the discovery of information affecting fair values of OSI2’s portfolio investments as of September 30, 2022, arising between the date hereof and the completion of OSI2’s financial statements and the filing of OSI2’s annual report on Form 10-K for the year then ended.

The select financial information provided herein has been prepared by, and is the responsibility of OSI2 management. Ernst & Young LLP, OSI2’s independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the accompanying select financial information. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Exhibit 99.2

Q&A for Oaktree Strategic Income II, Inc. Stockholders Regarding the Proposed Merger With Oaktree Specialty Lending Corporation

November 2022

Background

Oaktree Strategic Income II, Inc. (“OSI II”) was formed in April 2018 and began investing in August 2018. As OSI II was nearing the end of its investment period, the Board of Directors of OSI II (“OSI II Board”) formed a special committee comprised solely of independent directors (the “OSI II Special Committee”) to evaluate a potential exit event for OSI II stockholders, including (1) a listing of OSI II’s common stock on a national securities exchange, (2) an initial public offering of OSI II’s common stock, (3) a corporate control transaction, including, but not limited to, a strategic sale of OSI II or a merger with another entity, including with an affiliated entity, and (4) an orderly wind down.

As part of its evaluation of the potential exit events, the OSI II Special Committee hired Keefe, Bruyette & Woods, Inc. (“KBW”) to serve as its financial advisor. Following careful analysis, on the unanimous recommendation of the OSI II Special Committee, the OSI II Board, including a majority of independent directors, unanimously determined that a merger with Oaktree Specialty Lending Corporation (“OCSL”) and related transactions contemplated by the merger agreement are advisable and in the best interests of OSI II.

In connection with the merger, KBW delivered a written fairness opinion to the OSI II Special Committee and the OSI II Board as to the fairness, from a financial point of view, of the exchange ratio in the merger with OCSL to OSI II stockholders.

1.	What are the details of the announced mergers?

OCSL, OSI II, Project Superior Merger Sub, Inc., a direct wholly-owned subsidiary of OCSL (“Merger Sub”), and, for the limited purposes set forth therein, Oaktree Fund Advisors, LLC (“Oaktree”), the investment adviser to each of OCSL and OSI II, have entered into a merger agreement, in which Merger Sub will merge with and into OSI II (the “Merger”), with OSI II continuing as the surviving company and as a wholly-owned subsidiary of OCSL. Immediately after the effectiveness of the Merger, OSI II will merge with and into OCSL (together with the Merger, the “Mergers”), with OCSL as the surviving company. The Mergers are subject to the approval of OSI II’s and OCSL’s stockholders and other customary closing conditions for a transaction of this nature.

Under the terms of the merger agreement, OSI II stockholders will receive an amount of shares of OCSL common stock with a net asset value (“NAV”) equal to the NAV of shares of OSI II common stock that they hold at the time of closing (a “NAV-for-NAV” exchange). The exchange ratio, equal to the NAV per share of OSI II’s common stock divided by the NAV per share of OCSL’s common stock, will be calculated within 48 hours (excluding Sundays and holidays) prior to the closing of the Mergers.

The combined company will continue to trade under the ticker symbol “OCSL” on the Nasdaq Global Select Market.

2.	What will a change in the market price of OCSL stock price mean for the Merger Consideration to be paid to OSI II stockholders?

Under the “NAV for NAV” exchange mechanism, the shares to be issued by OCSL to OSI II stockholders will result in ownership of the combined company proportional to each of OCSL’s and OSI II’s respective net asset values at closing. Changes in OCSL’s stock price will therefore have no impact on the exchange ratio or the number of shares that OSI II stockholders will receive in the Mergers.

3.	What are the potential benefits of the Mergers for OSI II stockholders?

The OSI II Board and OSI II Special Committee weighed various benefits and risks in considering the Mergers, both with respect to the immediate effects of the Mergers on OSI II and its stockholders and with respect to the potential benefits that could be experienced by the combined company. These potential benefits include, among others:

•	Expected to be accretive to net investment income and dividends:

•	The transaction is anticipated to be accretive to NII per share to OSI II stockholders

•	The transaction is estimated to generate net investment income accretion of between 16% and 47% to OSI II stockholders

•

As detailed in the preliminary joint proxy statement/prospectus filed by OCSL, on a standalone basis, OSI II is estimated to generate annual net investment income per share of between $1.38 and $1.80 based on scenarios involving an orderly liquidation of OSI II following the end of the investment period in August 2023, an extension of its investment period and a listing of OSI II shares on a national securities exchange

•

On a pro forma combined basis, giving effect to the Mergers (including an implied exchange ratio of 2.7037 (with pro forma adjustments reflecting the combined impact of $3.4 million and $2.0 million of estimated transaction expenses expected to be incurred by OCSL and OSI II, respectively) shares of OCSL common stock for each share of OSI II common stock) and the base management fee waiver by Oaktree assuming the Mergers close on March 31, 2023, the combined company is estimated to generate annual net investment income per share of between $2.03 and $2.08

•	We anticipate dividends will be accretive to OSI II stockholders, as OCSL’s dividend is currently higher than OSI II’s

•

Assuming the Mergers had closed on September 30, 2022, OSI2 stockholders would receive quarterly dividends from OSCL for the quarter ending December 31, 2022 of approximately $0.49 for each share of OSI2 common stock held immediately prior to closing of the Mergers, representing an increase of approximately $0.05 per share of OSI2 common stock, based on OCSL’s most recently declared quarterly dividend of $0.18 per share and an exchange rate of 2.7037. The amount to be paid out as dividends by OCSL following completion of the Mergers will be determined by the OCSL Board of Directors and will be based on management’s estimate of annual taxable income

•	Access to liquidity:

•	OSI II stockholders will gain access to liquidity in an established BDC that has had compelling performance under Oaktree’s management

•	Increased scale:

•

The combined company will have more than $3 billion of total assets and over $1.5 billion of net assets, making it a top ten publicly traded BDC by assets (adjusted for the Mergers as of June 30, 2022)

•	OCSL’s larger market capitalization as a result of the Mergers may lead to broader equity research coverage to reach a larger set of investors

•	Improved portfolio metrics and seamless portfolio integration:

•	This transaction represents a combination of two known, complementary investment portfolios that have been under Oaktree management

•	Significant investment overlap as over 97% of OSI II’s portfolio investments are also in OCSL’s portfolio (as of June 30, 2022)

•	Strong credit quality in the combined investment portfolio with no investments on non-accrual

•	Greater access to debt capital markets:

•	The larger scale of OCSL may improve access to more diverse, lower cost sources of debt capital

•	OSI II stockholders expected to benefit from OCSL’s lower cost, more flexible capital structure including its investment grade credit ratings and unsecured debt

4.	How are OCSL’s returns since Oaktree became its investment adviser on October 17, 2017?

OCSL has generated compelling returns since Oaktree became its investment adviser five years ago. It has generated an annualized return on equity of 10.0% since December 31, 2017, placing it in the top quartile of publicly traded BDCs with market capitalizations greater than $600 million. In addition, OCSL’s NAV has grown by 18.5% over the same period, ranking as the top performer among this same cohort of BDCs1.

5.	Are OSI II stockholders subject to a lock-up provision?

OSI II stockholders will not be subject to a lock-up following the closing of the transaction.

6.	How does OCSL’s investment objective and strategy differ from OSI II’s?

Both OCSL and OSI II have substantially similar investment objectives and are managed by the same investment team, Oaktree’s Strategic Credit strategy. In addition, the investment portfolios have a significant amount of investment overlap, as over 97% of OSI II’s portfolio investments are also in OCSL’s portfolio.

7.	What will be the future investment strategy of the combined portfolio?

OCSL has stated that it does not expect to change its investment approach as a result of the Mergers and that it will remain focused on maintaining a high quality and more conservatively positioned portfolio, investing defensively while seeking opportunities that will generate current income as well as the potential for capital appreciation.

[1]

As of June 30, 2022. Peer group composed of externally managed BDCs paying a regular cash dividend with market capitalizations greater than $600 million that have been operating since December 31, 2017: ARCC, BCSF, CGBD, FSK, GBDC, GSBD, MFIC, NMFC, ORCC, PSEC, SLRC, TCPC and TSLX.

8.	What approvals are required for the Mergers to be completed?

Consummation of the Mergers are subject to certain closing conditions, including receipt of approval from each of the OSI II and OCSL stockholders, regulatory approval and other closing conditions.

9.	When are the Mergers expected to close?

The Mergers are expected to close in the first calendar quarter of 2023, subject to OSI II and OCSL stockholder approval and other customary closing conditions.

10.	How does the OSI II Board recommend voting on the Merger Proposal?

The OSI II Board unanimously recommends that OSI II’s stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement (the “Merger Proposal”).

11.	Are the Mergers expected to be taxable to OSI II stockholders?

The reorganization is intended to qualify as tax-free for stockholders of both OCSL and OSI II. OSI II stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of OSI II common stock for shares of OCSL common stock pursuant to the merger agreement.

However, the tax consequences of the Mergers to an OSI II stockholder may depend on the tax situation of such stockholder. OSI II stockholders should carefully review the joint proxy statement when it becomes available for more information and details as to the tax consequences of the Mergers to OSI II stockholders. OSI II stockholders should consult with their own tax advisors to determine the tax consequences of the Mergers to them.

12.	How is Oaktree supporting this transaction?

Oaktree is providing significant support to this transaction and has agreed to waive $9 million over two years of base management fees as follows: $6 million in year one ($1.5 million per quarter) and $3 million in year two ($0.75 million per quarter)

Special Meeting Questions

1.	If I am a OSI II stockholder, what are my next steps?

OSI II will host a special meeting of OSI II stockholders to be held at a future date (the “OSI II Special Meeting”). At the OSI II Special Meeting, OSI II stockholders will be asked to vote on the Merger Proposal. In connection with the OSI II Special Meeting, a joint proxy statement / prospectus will be mailed to OSI II stockholders. These documents, including proxy instructions and voting instructions, will be provided at a future date. Oaktree estimates that these documents will be mailed to OSI II stockholders in December 2022.

2.	What vote is required by OSI II’s and OCSL’s stockholders to approve the Mergers?

For OSI II, the approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of OSI II common stock. A quorum is needed for OSI II to conduct business at the OSI II Special Meeting and is defined as holders of a majority of OSI II’s common stock outstanding.

For OCSL, the approval of the issuance of shares of OCSL pursuant to the merger agreement requires the affirmative vote of at least a majority of all the votes cast at a meeting at which a quorum is present. A quorum is defined as holders of a majority of OCSL’s common stock.

3.	What will happen if the OSI II proposal is not approved by the required vote?

If the Merger Proposal is not approved by OSI II stockholders by the required vote, then the Mergers will not close. OSI II would continue to operate in accordance with its existing documentation. If OSI II has not consummated an exit event by the end of its investment period on August 6, 2023, the OSI II board will meet to consider OSI II’s potential wind down and/or liquidation.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the Mergers. The forward-looking statements may include statements as to: future operating results of OSI II and OCSL and distribution projections; business prospects of OSI II and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI II and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the closing of the Mergers; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI II and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI II and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI II’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in OSI II’s and OCSL’s publicly disseminated documents and filings. OSI II has based the forward-looking statements included in this communication on information available to it on the date of its first use of this communication, and OSI II assumes no obligation to update any such forward-looking statements. Although OSI II undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that OSI II or OCSL may make directly to you or through reports that OSI II and OCSL in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a preliminary joint proxy statement of OCSL and OSI II (the “Preliminary Joint Proxy Statement”) and a preliminary prospectus of OCSL, and OSI II and OCSL plan to file with the SEC a definitive joint proxy statement (the “Joint Proxy Statement”) and mail to their respective stockholders the Joint Proxy Statement and the final prospectus of OCSL. The Joint Proxy Statement will contain, and the Registration Statement contains, important information about OSI II, OCSL, the Mergers and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF OSI II ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI II, OCSL, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI II, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about the directors and executive officers of OSI II is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI II and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI II, OCSL or in any fund or other investment vehicle managed by Oaktree or any of its affiliates.